# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apogee Therapeutics, Inc., CIK 0001974640
CUSIP: 03770N101
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 06/18/2026
Amends the filing with accession number 0001104659-23-083070
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,713,519; sole dispositive power 0; shared dispositive power 6,713,519; aggregate amount beneficially owned 6,713,519 (9.84% of the class)
  Comment: The securities include (i) 298,647 shares of common stock, $0.00001 par value per share (the "Common Stock") and (ii) 6,414,872 shares of Common Stock issuable upon conversion of 6,414,872 shares of Non-Voting Common Stock, par value $0.00001 per share (the "Non-Voting Common Stock"), the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock, both directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock held by Fund II in excess of the beneficial ownership limitation.
  
  Row 13 is based on 68,226,742 shares of Common Stock outstanding as of June 18, 2026, consisting of (i) 61,697,073 shares of Common Stock outstanding as June 15, 2026, as reported in the Merger Agreement (defined below), (ii) 114,797 shares underlying vested stock options owned by the Reporting Persons and (iii) 6,414,872 shares of Common Stock underlying the 6,414,872 shares of Non-Voting Common Stock owned by Fund II, applying the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,713,519; sole dispositive power 0; shared dispositive power 6,713,519; aggregate amount beneficially owned 6,713,519 (9.84% of the class)
  Comment: The securities include (i) 298,647 shares of Common Stock and (ii) 6,414,872 shares of Common Stock issuable upon conversion of 6,414,872 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock, both directly held by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock held by Fund II in excess of the beneficial ownership limitation.
  
  Row 13 is based on 68,226,742 shares of Common Stock outstanding as of June 18, 2026, consisting of (i) 61,697,073 shares of Common Stock outstanding as June 15, 2026, as reported in the Merger Agreement (defined below), (ii) 114,797 shares underlying vested stock options owned by the Reporting Persons and (iii) 6,414,872 shares of Common Stock underlying the 6,414,872 shares of Non-Voting Common Stock owned by Fund II, applying the beneficial ownership limitation.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 93,374; shared voting power 6,715,415; sole dispositive power 93,374; shared dispositive power 6,715,415; aggregate amount beneficially owned 6,808,789 (9.99% of the class)
  Comment: The securities include (a) 51,166 shares of Common Stock held directly by Mr. Harwin, (b) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin* and (c) Fund II's direct holdings of (i) 298,647 shares of Common Stock and (ii) 6,416,768 shares of Common Stock issuable upon conversion of 6,416,768 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.
  
  Row 13 is based on 68,156,049 shares of Common Stock outstanding as of June 18, 2026, consisting of (i) 61,697,073 shares of Common Stock outstanding as June 15, 2026, as reported in the Merger Agreement (defined below), (ii) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin and (iii) 6,808,789 shares of Common Stock underlying the 6,808,789 shares of Non-Voting Common Stock owned by Fund II, subject to the beneficial ownership limitation.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 123,755; shared voting power 6,685,034; sole dispositive power 123,755; shared dispositive power 6,685,034; aggregate amount beneficially owned 6,808,789 (9.99% of the class)
  Comment: The securities include (a) 51,166 shares of Common Stock held directly by Mr. Kiselak, (b) 72,589 shares of Common Stock underlying vested options held by Mr. Kiselak* and (c) Fund II's direct holdings of (i) 298,647 shares of Common Stock and (ii) 6,386,387 shares of Common Stock issuable upon conversion of 6,386,387 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.
  
  Row 13 is based on 68,156,049 shares of Common Stock outstanding as of June 18, 2026, consisting of (i) 61,697,073 shares of Common Stock outstanding as June 15, 2026, as reported in the Merger Agreement (defined below), (ii) 72,589 shares of Common Stock underlying vested options held by Mr. Kiselak and (iii) 6,386,387 shares of Common Stock underlying the 6,386,387 shares of Non-Voting Common Stock owned by Fund II, subject to the beneficial ownership limitation.* Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Apogee Therapeutics, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 21, 2023, Amendment No. 1 filed on January 31, 2024, Amendment No. 2 filed on April 1, 2024, Amendment No. 3 filed on October 14, 2025, Amendment No. 4 filed on January 22, 2026 and Amendment No. 5 filed on March 27, 2026 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement and Voting Agreement

On June 18, 2026, Andor LLC ("Parent"), a Delaware limited liability company and a wholly owned subsidiary of AbbVie Inc. ("Guarantor"), Andor Merger Co. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Parent, the Company and Guarantor (solely for limited purposes) entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares) will be cancelled and converted into the right to receive $135.11 per Share in cash, without interest (the "Merger Consideration"). The consummation of the Merger is subject to customary conditions, including (a) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, par value $0.00001 per share the ("Required Company Voting Stockholder Approval"), and (b) for so long as at least 6,061,821 shares of Non-Voting Common Stock, par value $0.00001 per share remain issued and outstanding, the affirmative vote or written consent of the holders of a majority of the outstanding shares of Non-Voting Common Stock, (the "Required Non-Voting Stockholder Approval", together with the Required Company Voting Stockholder Approval, the "Required Company Stockholder Approvals").

Concurrently with the execution of the Merger Agreement, on June 18, 2026, Fund II entered into a Voting Agreement (the "Voting Agreement") with Guarantor, Parent and Merger Sub. Pursuant to the Voting Agreement, Fund II agreed, among other things, to:

(a) vote (or cause to be voted) all of its Subject Shares (as defined in the Voting Agreement) (i) in favor of (A) the adoption of the Merger Agreement and approval of the Merger, (B) any proposal to adjourn or postpone any meeting of stockholders at which the Merger Agreement is submitted for approval, (C) any other proposal necessary for consummation of the Merger, and (ii) against (A) any alternative acquisition transaction, (B) any action that would result in a breach of the Company's obligations under the Merger Agreement, (C) any change in the membership of the Company's board of directors not recommended by the Company's board, and (D) any other action intended or expected to impede the Merger;

(b) grant an irrevocable proxy to Parent as attorney-in-fact in the event Fund II fails to deliver a proxy card at least two (2) business days prior to the applicable meeting of stockholders;

(c) not Transfer (as defined in the Voting Agreement) any Subject Shares, create any encumbrances on the Subject Shares, enter into any derivative arrangement with respect to the Subject Shares, grant any proxy or power-of-attorney with respect to the Subject Shares, deposit the Subject Shares into a voting trust, or take any other action that would reasonably be expected to prevent Fund II from performing its obligations under the Voting Agreement, subject to limited exceptions for Transfers to controlled Affiliates (provided such transferees execute a counterpart of the Voting Agreement);

(d) not take any actions the Company is prohibited from taking under Section 5.3(a) of the Merger Agreement (relating to non-solicitation of alternative transactions); and

(e) waive any appraisal or dissenters' rights (including under Section 262 of the DGCL) with respect to the Subject Shares in connection with the Merger.

The Voting Agreement terminates automatically upon the first to occur of: (a) the valid termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) receipt of the Required Company Stockholder Approvals; (d) the End Date (as defined in the Voting Agreement); (e) any modification or amendment to the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the Merger Consideration; or (f) the mutual written consent of all parties thereto.

In addition, concurrently with the execution of the Merger Agreement, Fund II delivered a written consent (the "Written Consent") approving the Merger for purposes of Section 4.2(b) of the Company's Certificate of Incorporation, which requires approval from the holders of a majority of the outstanding Non-Voting Common Stock for certain fundamental transactions.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement. The Voting Agreement is filed as Exhibit 99.2 to this Amendment No. 6 and is incorporated herein by reference. On June 22, 2026, the Company filed the Merger Agreement as an exhibit to a Current Report on Form 8-K.

Resignation of Peter Harwin

On May 11, 2026, Peter Harwin resigned from the Board of Directors of the Company. Mr. Harwin's resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 6 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 6 is incorporated by reference herein.

In the aggregate, the Reporting Persons have voting and dispositive power over 6,790,369 shares of Common Stock, which is comprised of the following: (i) 298,647 shares of Common Stock held by Fund II; (ii) 6,274,593 shares of Common Stock issuable upon conversion of 6,274,593 shares of Non-Voting Common Stock, held by Fund II, reflecting the beneficial ownership limitation of 9.99% of the outstanding Common Stock; (iii) 51,166 shares of Common Stock held by Mr. Harwin; (iv) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin; (v) 51,166 shares of Common Stock held by Mr. Kiselak; and (vi) 72,589 shares of Common Stock underlying vested options held by Mr. Kiselak. In total, Fund II currently owns 6,743,321 shares of Non-Voting Common Stock.
Transactions in the class effected during the past sixty days: On June 17, 2026, Mr. Kiselak's stock options to purchase 14,461 shares of Common Stock at an exercise price of $41.66 per share, received as compensation for his service as a director of the Company, vested in full and became exercisable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth and/or incorporated by reference in Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on October 14, 2025)

99.2 Voting Agreement, dated June 18, 2026, by and among AbbVie Inc., Andor LLC, Andor Merger Co. and Fairmount Healthcare Fund II, L.P. (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed with the SEC on June 22, 2026)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (06/23/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/23/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (06/23/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/23/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (06/23/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (06/23/2026)